Hongkong Electric Holdings Ltd
香港電燈集團有限公司

44 Kennedy Road, Hong Kong
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

14th May 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Press Announcement published in the newspapers on 14th May, 2004 regarding Poll Results of the Resolutions proposed at the Annual General Meeting

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

PROCESSED
JUN 15 2004
THOMSON FINANCIAL

dw 6/15

香港電燈集團有限公司

Hongkong Electric Holdings Limited

(Incorporated in Hong Kong with limited liability)

POLL RESULTS OF THE RESOLUTIONS PROPOSED AT THE ANNUAL GENERAL MEETING

The Company is pleased to announce the results of the poll conducted in respect of the resolutions proposed at the Annual General Meeting of the Company held on 13th May, 2004 ("AGM") as follows:

	RESOLUTIONS	FOR		AGAINST	
		Number of Shares	*Percentage*	*Number of Shares*	*Percentage*
1.	To receive the Statement of Accounts and the Reports of the Directors and Auditors for the year ended 31st December, 2003.	1,208,441,083	99.9998	2,500	0.0002
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
2.	To declare a final dividend.	1,231,963,749	99.9998	2,000	0.0002
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
3.	To elect Mr. Francis Lee Lan-yee as a Director.	1,221,446,962	99.9375	764,000	0.0625
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
	To elect Mr. Frank J. Sixt as a Director.	1,221,315,743	99.9375	764,000	0.0625
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
4.	To appoint KPMG as Auditors of the Company and to authorise the Directors to fix their remuneration.	1,221,794,280	99.9987	16,400	0.0013
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
5.	To pay an annual remuneration of HK$50,000 to each member for the time being of the Audit Committee with effect from 1st January, 2004.	1,230,944,174	99.9648	433,447	0.0352
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
6.	To give a general mandate to the Directors to issue additional shares not exceeding 20% of the issued share capital of the Company.	981,614,578	78.6736	266,090,317	21.3264
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
7.	To give a general mandate to the Directors to repurchase shares not exceeding 10% of the issued share capital of the Company.	1,230,524,305	98.6247	17,159,330	1.3753
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
8.	To add the number of shares repurchased to the general mandate given to the Directors to issue additional shares.	1,229,071,431	98.5721	17,804,473	1.4279
	As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an Ordinary Resolution.				
9.	To amend the articles of association of the Company.	1,224,345,780	99.9000	1,225,835	0.1000
	As more than 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a Special Resolution.				

* *The above percentages are rounded to the nearest four decimal places.*

The total number of shares entitling the holders to attend and vote for or against all the Resolutions at the AGM is 2,134,261,654 shares. No shareholder was required to vote only against any of the Resolutions at the AGM.

Computershare Hong Kong Investor Services Limited acted as scrutineer for the poll at the AGM.

As at the date of this announcement, the Directors of the Company are Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Ronald Arculli, Mrs. Susan M.F. Chow, Mr. Andrew J. Hunter, Mr. Kam Hing-lam, Mr. Holger Kluge, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi, Mr. Frank J. Sixt, Mr. Ralph Shea, Mr. Wong Chung-hin and Mr. Ewan Yee Lup-yuen.

For and on behalf of
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

香港經濟日報 2004年5月14日

香港電燈集團有限公司
Hongkong Electric Holdings Limited

(於香港註冊成立之有限公司)

股東週年大會投票表決結果

本公司欣然宣佈於二零零四年五月十三日舉行之股東週年大會(「該股東週年大會」)上提呈之議案的投票表決結果如下：

	議案	贊成		反對	
		股數	百份比	股數	百份比
1.	接納本公司截至二零零三年十二月三十一日止年度之年結及董事局與核數師報告書。	1,208,441,083	99.9998	2,500	0.0002
	由於贊成票數超過50%，議案通過為普通決議案。				
2.	宣派末期股息。	1,231,963,749	99.9998	2,000	0.0002
	由於贊成票數超過50%，議案通過為普通決議案。				
3.	選舉李蘭意先生為董事。	1,221,446,962	99.9375	764,000	0.0625
	由於贊成票數超過50%，議案通過為普通決議案。				
	選舉陸法蘭先生為董事。	1,221,315,743	99.9375	764,000	0.0625
	由於贊成票數超過50%，議案通過為普通決議案。				
4.	聘請畢馬威會計師事務所為本公司之核數師，並授權董事會釐定其酬金。	1,221,794,280	99.9987	16,400	0.0013
	由於贊成票數超過50%，議案通過為普通決議案。				
5.	由二零零四年一月一日起，向審計委員會每名成員支付每年港幣五萬元之酬金。	1,230,944,174	99.9648	433,447	0.0352
	由於贊成票數超過50%，議案通過為普通決議案。				
6.	授權董事發行不超過本公司已發行股本百分之二十之新增股份。	981,614,578	78.6736	266,090,317	21.3264
	由於贊成票數超過50%，議案通過為普通決議案。				
7.	授權董事購回不超過本公司已發行股本百分之十之股份。	1,230,524,305	98.6247	17,159,330	1.3753
	由於贊成票數超過50%，議案通過為普通決議案。				
8.	授權董事增發之新股可加上本公司購回之股份數額。	1,229,071,431	98.5721	17,804,473	1.4279
	由於贊成票數超過50%，議案通過為普通決議案。				
9.	修訂本公司組織章程細則。	1,224,345,780	99.9000	1,225,835	0.1000
	由於贊成票數超過75%，議案通過為特別決議案。				

* 以上百份比以小數點後四個位計算。

股東有權出席該股東週年大會並可在會上就所有議案投贊成票或反對票的股份總數為2,134,261,654股。沒有股東須就任何議案祇投反對票。

香港中央證券登記有限公司擔任該股東週年大會投票表決的監察員。

於本公佈刊發日期，本公司董事為麥理思先生、霍建寧先生、曹棨森先生、夏佳理先生、周胡慕芳女士、甄達安先生、甘慶林先生、Mr. Holger Kluge、李蘭意先生、李澤鉅先生、陸法蘭先生、佘頌平先生、黃頌顯先生及佘立仁先生。

香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零四年五月十三日